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                             December 19, 2022

       Corey Walters
       Chief Executive Officer
       Here Collection LLC
       11111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 13,
2022
                                                            File No. 024-12096

       Dear Corey Walters:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-
       2544 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Mark Schonberger, Esq.